U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                        SEC File Number 0-26947
                                                      CUSIP Number 09060V 10 94

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR

For Period Ended: March 31, 2004
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    Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
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     If the  notification  relates  to a portion of the  filing  checked  above,
identify the Item(s) to which  the  notification  relates:      N/A
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Part I - Registrant Information
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Full Name of Registrant:  WHISPERING OAKS INTERNATIONAL, INC.

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number)

      7080 River Road, Suite 215

City, State and Zip Code

      Richmond, B.C., Canada V6X 1X5

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Part II - Rules 12b-25(b) and (c)
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    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, or transition report or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative
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    State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K,
10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

    The Company has not yet filed its report on Form 10-KSB for the year ended December 31, 2003. Since the March 31, 2004 balance sheet is derived, in part, from the Company's December 31, 2003 balance sheet, the March 31, 2004 balance sheet cannot be completed until the Company's December 31, 2003 balance sheet is completed. As a result, additional time is needed to file the report.

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Part IV - Other Information
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(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

              William T. Hart          (303)                 839-0061
              -----------------        -----                 --------
                 (Name)              (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding l2 months (or for such shorter period that the registrant was required to file such reports) been
     filed? If answer is no, identify report(s).        [ ] Yes [X] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?               [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Explanation:

     The loss for the three months ended March 31, 2004 is expected to be substantially less than the loss for the three months ended March 31, 2003.


                       Whispering Oaks International, Inc.
                   ------------------------------------------
                  (Name of Registrant as specified in charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 18, 2004                By:/s/ Ricardo Moro
                                     --------------------------------
                                     Dr. Ricardo Moro
                                     President and Chief Executive Officer


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).